UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)
                   Under the Securities Exchange Act of 1934 *

                             MARKETSPAN CORPORATION
                             ----------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    57061V07
                                    --------
                                 (CUSIP Number)

                Norris Nissim                    Matthew Nimetz
          John A. Levin & Co., Inc.           Paul, Weiss, Rifkind,
            One Rockefeller Plaza              Wharton & Garrison
             New York, New York            1285 Avenue of the Americas
                    10020                   New York, New York 10019-
               (212) 332-8400                         6064
                                                 (212) 373-3000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 6, 1998
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                           Exhibit Index is at Page 7

CUSIP NO. 57061V107


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John A. Levin & Co., Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              758,555 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  6,119,033 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              749,869 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              8,966,759 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,718,044 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%

14       TYPE OF REPORTING PERSON

         IA

CUSIP NO. 57061V107


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baker, Fentress & Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              758,555 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  6,119,033 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              749,869 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              8,966,759 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,718,044 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%

14       TYPE OF REPORTING PERSON

         IV

                               AMENDMENT NO. 2 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 4.  Purpose of Transaction

         In furtherance of its goal to ensure effective governance of MarketSpan Corporation ("MarketSpan"), on August 7, 1998, John A. Levin and Frank Rango, representatives of John A. Levin & Co., Inc. ("Levco"), met with Robert Catell, the newly-appointed chairman of MarketSpan, and Craig Matthews, chief financial officer of MarketSpan. In the course of the meeting, Levco reiterated its intentions to continue to monitor developments at MarketSpan and to evaluate management's responsiveness to the undervaluation of MarketSpan's equity. Levco also reiterated its belief that an in-market merger or other business combination where MarketSpan shareholders would receive a premium is the most efficient means to maximize shareholder value, noting that such a transaction would be likely to lead to rate reductions, and therefore, also be pro-consumer. Accordingly, Levco believes that the Board of Directors should actively pursue such a transaction in order to serve the best interests of shareholders and consumers. Further, Levco reiterated its opposition to MarketSpan's effecting any acquisition in excess of an aggregate of $250 million without a specific shareholder vote. In light of the recent management changes and the fact that MarketSpan does not intend to have a 1998 shareholder meeting, Levco again requested the Board of Directors of MarketSpan to call a special meeting of shareholders as soon as practicable with the purpose of considering all matters normally put before an annual meeting of shareholders. In view of its sizeable holdings in MarketSpan, Levco reserves its right to take all necessary actions to protect its investment and promote the best interests of the shareholders of MarketSpan.

Item 5.  Interest in Securities of Issuer

The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this Amendment No.2 to Schedule 13D are hereby incorporated by reference in response to this Item 5.

The number of shares of Common Stock, average price per share and trading dates for all transactions in the Common Stock by Levco since July 21, 1998 are as follows:

    No. of Shares          Average Price              Date             Buy/Sell
    -------------          -------------              ----             --------
    100,000                   $27.22                 7/22/98              by
    73                         27.44                 7/22/98              by
    639                        27.45                 7/22/98              sl
    1,605                      27.45                 7/23/98              by
    1,494                      27.60                 7/23/98              by
    268                        27.50                 7/23/98              sl
    3,002                      27.25                 7/24/98              by
    221,870                    27.22                 7/24/98              by
    44                         27.19                 7/24/98              sl

    35,500                     27.28                 7/27/98              by
    5,236                      27.94                 7/29/98              by
    23,000                     27.28                 7/29/98              by
    568                        27.81                 7/29/98              sl
    3,521                      28.63                 7/30/98              by
    2,192                      27.75                 7/31/98              by
    869,800                    27.63                 7/31/98              by
    74                         27.62                 7/31/98              sl
    1,342                      28.44                 8/3/98               by
    124,712                    28.69                 8/3/98               by
    1,327                      28.56                 8/4/98               by
    61,800                     28.40                 8/4/98               by
    247                        28.55                 8/4/98               sl
    1,845                      27.88                 8/5/98               by
    27,700                     27.72                 8/5/98               by
    2,661                      27.65                 8/5/98               sl
    1,613                      27.56                 8/6/98               by
    230,000                    27.45                 8/6/98               by


All such transactions were open market transactions and were effected on the New York Stock Exchange.

The shares of Common Stock held by Levco are held for the benefit of its investment advisory clients, including BKF. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such person has any of the foregoing rights with respect to more than 5% of the Common Stock.

Item 7.  Exhibits

         The following are filed herewith as exhibits to this Schedule 13D:

         99.2  Joint Filing Agreement dated as of August 10, 1998.

                                    SIGNATURE

         After reasonable inquiry and to their best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 1998


                                         JOHN A. LEVIN & CO., INC.


                                         By: /s/ John A. Levin
                                         ---------------------
                                         John A. Levin
                                         Chairman and Chief Executive Officer


                                         BAKER, FENTRESS & CO., INC.


                                         By: /s/ John A. Levin
                                         ---------------------
                                         John A. Levin
                                         President

                                INDEX TO EXHIBITS


         Exhibit No.      Description

         99.2             Joint Filing Agreement dated as of August 10, 1998.